I, Joseph La Torre, certify that:

(1) the financial statements of Caylent, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Caylent, Inc. included in this Form reflects accurately the information reported on the tax return for Caylent, Inc. filed for the fiscal year ended 2016.

DocuSigned by:

Joseph La Torre

21365EA96E1643B...

_____

Joseph La Torre
CEO

5/11/2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.